UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ABIOMED, INC.

(Name of Subject Company (Issuer))

ATHOS MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

JOHNSON & JOHNSON

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

003654100

(CUSIP Number of Class of Securities)

Nicholas Antoun

Johnson & Johnson

One Johnson & Johnson Plaza

New Brunswick, NJ 08933

(732) 524-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Robert I. Townsend, III

George F. Schoen

Sanjay Murti

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Athos Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”), for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ABIOMED, Inc., a Delaware corporation (“ABIOMED”), at a price of $380.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Cash Amount”), plus one non-tradeable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive contingent payments of up to $35.00 per Share in cash, without interest and less any required withholding taxes, in the aggregate, upon the achievement of specified milestones (the Cash Amount plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of November 15, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

All of the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is ABIOMED, Inc., a Delaware corporation. ABIOMED’s principal executive offices are located at 22 Cherry Hill Drive, Danvers, Massachusetts 01923. ABIOMED’s telephone number at such address is (978) 646-1400. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning ABIOMED” is incorporated herein by reference.

(b) This Schedule TO relates to all outstanding Shares. ABIOMED has advised Johnson & Johnson that, as of the close of business on November 7, 2022, there were (i) 45,110,225 Shares issued and outstanding, (ii) 565,707 Shares issuable pursuant to the exercise of outstanding stock options to purchase Shares, (iii) 311,749 Shares subject to issuance upon the vesting and settlement of ABIOMED’s performance-based restricted stock units (based on the levels of performance specified in the Agreement and Plan of Merger, dated October 31, 2022, by and among Johnson & Johnson, Purchaser and ABIOMED (the “Merger Agreement”)), (iv) 267,987 Shares subject to issuance upon the vesting and settlement of ABIOMED’s restricted stock units and (v) 4,631 Shares estimated to be subject to outstanding rights under ABIOMED’s 1988 Employee Stock Purchase Plan, as amended and restated on February 5, 2019 (the “Company ESPP”). The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by Johnson & Johnson, a New Jersey corporation, and Athos Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Johnson & Johnson and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)-(b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Certain Information Concerning Johnson & Johnson and Purchaser”, “Background of the Offer; Past Contacts or Negotiations with ABIOMED”, “The Transaction Agreements” and “Purpose of the Offer; Plans for ABIOMED” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction” and “Purpose of the Offer; Plans for ABIOMED” is incorporated herein by reference.

(c) (1)-(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Background of the Offer; Past Contacts or Negotiations with ABIOMED”, “The Transaction Agreements”, “Purpose of the Offer; Plans for ABIOMED”, “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(b), (d) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Johnson & Johnson and Purchaser”, “Purpose of the Offer; Plans for ABIOMED” and “The Transaction Agreements” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Johnson & Johnson and Purchaser”, “Background of the Offer; Past Contacts or Negotiations with ABIOMED”, “The Transaction Agreements” and “Purpose of the Offer; Plans for ABIOMED” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Purpose of the Offer; Plans for ABIOMED”, “Conditions to the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Conditions to the Offer”, “The Transaction Agreements” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated as of November 15, 2022.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement, as published in The Wall Street Journal on November 15, 2022.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release, dated as of November 1, 2022, issued by Johnson & Johnson and ABIOMED, Inc. (incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Johnson & Johnson with the U.S. Securities and Exchange Commission (the “SEC”) on November 1, 2022).

(a)(5)(B)	Investor Presentation, dated November 1, 2022 (incorporated herein by reference to Exhibit 99.2 of the Schedule TO-C filed by Johnson & Johnson with the SEC on November 1, 2022).

(a)(5)(C)	Transcript of investor conference call dated November 1, 2022 (incorporated herein by reference to Exhibit 99.3 of the Schedule TO-C filed by Johnson & Johnson with the SEC on November 1, 2022).

(a)(5)(D)	Social media posts made on November 1, 2022 (incorporated herein by reference to Exhibit 99.4 of the Schedule TO-C filed by Johnson & Johnson with the SEC on November 1, 2022).

(a)(5)(E)	Email to ABIOMED, Inc. employees, dated November 3, 2022 (incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Johnson & Johnson with the SEC on November 3, 2022).

(a)(5)(F)	Presentation at ABIOMED, Inc. Employee Meeting on November 7, 2022 (incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Johnson & Johnson with the SEC on November 7, 2022).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 31, 2022, by and among Johnson & Johnson, Athos Merger Sub, Inc. and ABIOMED, Inc. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by ABIOMED, Inc. with the SEC on November 1, 2022).

(d)(2)	Confidential Disclosure Agreement, dated as of September 28, 2022, between Johnson & Johnson and ABIOMED, Inc.*

(d)(3)	Form of Contingent Value Rights Agreement, by and among Johnson & Johnson and a rights agent mutually acceptable to Johnson & Johnson and ABIOMED, Inc. (incorporated herein by reference to Exhibit 2.2 to Form 8-K filed by ABIOMED, Inc. with the SEC on November 1, 2022).

(d)(4)	Retention Agreement, dated as of October 31, 2022, between ABIOMED, Inc. and Andrew Greenfield (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed by ABIOMED, Inc. with the SEC on November 1, 2022).

(d)(5)	Letter Agreement, dated as of October 31, 2022, between ABIOMED, Inc. and Michael R. Minogue (incorporated herein by reference to Exhibit 10.2 to Form 8-K filed by ABIOMED, Inc. with the SEC on November 1, 2022).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table*

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON

By	/s/ Marc Larkins
	Name:	Marc Larkins
	Title:	Corporate Secretary
	Date:	November 15, 2022

ATHOS MERGER SUB, INC.

By	/s/ Susan Morano
	Name:	Susan Morano
	Title:	President and Chief Executive Officer
	Date:	November 15, 2022